Exhibit 11

AAMES FINANCIAL CORPORATION
Basic and diluted net income per common share
For the three and six months ended December 31, 2003 and 2002
(amounts in thousands, except per share data)

	Three Months Ended December 31,		Six Months Ended December 31,
	2003	2002	2003	2002

Basic net income per common share:

Net income	$ 17,180	$ 2,080	$ 45,843	$ 11,994
Less: Accrued dividends on Series B, C and
D Convertible Preferred Stock	(3,838)	(2,033)	(7,316)	(5,856)

Basic net income to common stockholders	$ 13,342	$ 47	$ 38,527	$ 6,138

Basic weighted average number of common shares outstanding	7,030	6,513	6,954	6,498

Basic net income per common share	$ 1.90	$ 0.01	$ 5.54	$ 0.94

Diluted net income per common share:

Basic net income to common stockholders	$ 13,342	$ 47	$ 38,527	$ 6,138
Plus: Accrued dividends on Series B, C and D Convertible
Preferred Stock	3,838	--	7,316	5,856
Interest on 5.5% convertible Subordinated Debentures	522	--	1,045	--

Diluted net income to common stockholders	$ 17,702	$ 47	$ 46,888	$ 11,994

Basic weighted average number of common shares outstanding	7,030	6,513	6,954	6,498
Plus incremental shares from:
Assumed conversion of
Series B, C and D Convertible Preferred Stock	85,136	--	85,439	85,547
5.5% Convertible Subordinated Debentures	824	--	824	--
Assumed exercise of:
Common stock warrants	3,515	--	3,365	--
Common stock options	8,137	--	7,805	--

Diluted weighted average number of common shares outstanding	104,642	6,513	104,387	92,045

Diluted net income per common share	$ 0.17	$ 0.01	$ 0.45	$ 0.13